UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934

TM ENTERTAINMENT & MEDIA, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

87260T108
(CUSIP Number)

October 15, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 87260T108

1.		Name of Reporting Persons Malibu Partners, LLC

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 848,000

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 848,000

	8.	Shared Dispositive Power -0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 848,000

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 6.8%

12.		Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 87260T108

1.		Name of Reporting Persons Kenneth J. Abdalla

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,817,650

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,817,650

	8.	Shared Dispositive Power -0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,817,650

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 14.5%

12.		Type of Reporting Person IN

CUSIP No. 87260T108

1.		Name of Reporting Persons Broad Beach Partners, LLC

2.		Check the Appropriate Box if a Member of a Group	(a)	☐
			(b)	☐

3.	SEC Use Only

4.		Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 969,650

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 969,650

	8.	Shared Dispositive Power -0-

9.		Aggregate Amount Beneficially Owned by Each Reporting Person 969,650

10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.		Percent of Class Represented by Amount in Row (9) 7.7%

12.		Type of Reporting Person OO (Limited Liability Company)

SCHEDULE 13G

This Schedule 13G relates to the common stock, par value $0.001 per share (“Common Stock”) of TM Entertainment & Media, Inc. (the “Issuer”) held by each of Malibu Partners, LLC, Kenneth J. Abdalla and Broad Beach Partners, LLC (collectively, the “Reporting Persons”) as of the date of the reporting event, October 15, 2009.  This Schedule 13G does not address any transactions occurring in connection with the business combination of the Issuer as reported in a Current Report on Form 8-K dated October 16, 2009 or thereafter.   Following the business combination, the Reporting Persons held less than 5% of Issuer’s Common Stock.  The address of the principal executive office of the Issuer is 307 East 87th Street, New York, NY, 10028.  The 1,817,650 shares of Common Stock that are the subject of this Schedule 13G are owned by Malibu Partners, LLC and Broad Beach Partners, LLC. Kenneth J. Abdalla is the managing member of each of Malibu Partners, LLC and Broad Beach Partners, LLC and has voting and dispositive power with respect to all the shares of Common Stock owned by each entity.

Item 1.	(a)	Name of Issuer.

TM Entertainment & Media, Inc.

	(b)	Address of Issuer’s Principal Executive Offices.

TM Entertainment & Media, Inc. 307 East 87th Street New York, NY, 10028

Item 2.	(a)	Name of Person Filing.

Malibu Partners, LLC
Kenneth J. Abdalla
Broad Beach Partners, LLC

	(b)	Address of Principal Business Office.

15332 Antioch street #528 Pacific Palisades, CA 90272

	(c)	Place of Organization.
Malibu Partners, LLC is a limited liability company organized under the laws of the state of California
Broad Beach Partners, LLC is a limited liability company organized under the laws of the state of California

Citizenship.

Kenneth J. Abdalla is a United States citizen.

	(d)	Title Class of Securities.

Common Stock, $0.001 par value per share

	(e)	CUSIP Number.
CUSIP No. 87260T108
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.

(b)	[ ]	Bank as defined in Section 3(a) (6) of the Act.

(c)	[ ]	Insurance company as defined in Section 3(a) (19) of the Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	[ ]	An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

(j)	[ ]	Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

(a) Amount Beneficially Owned

1,817,650 shares of Common Stock

(b) Percent of Class

14.5%

(c) Number of Shares as to which the persons have

(i) Sole power to vote or direct the vote
1,817,650
(ii) Shared power to vote or to direct the vote
-0-
(iii) Sole power to dispose or direct the disposition of
1,817,650
(iv) Shared power to dispose or direct the disposition of
-0-

Item 5	Ownership of Five Percent or Less of a Class.

If this report is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [  ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:   October 19, 2009

MALIBU PARTNERS, LLC

By:	/s/ Kenneth J. Abdalla
Name:	Kenneth J. Abdalla
Managing Member

/s/ Kenneth J. Abdalla
Kenneth J. Abdalla

BROAD BEACH PARTNERS, LLC

By:	/s/ Kenneth J. Abdalla
Name:	Kenneth J. Abdalla
Managing Member